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As filed with the Securities and Exchange Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001, or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File No. 1-13531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRAMMELL CROW COMPANY RETIREMENT SAVINGS PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRAMMELL CROW COMPANY 2001 Ross Avenue, Suite 3400 Dallas, Texas 75201

Trammell Crow Company
Retirement Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

Trammell Crow Company
Retirement Savings Plan
Index

Page
Financial Statements:
Report of Independent Accountants	1
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-9
Supplemental Schedule*:
Schedule I—Schedule of Assets (Held at End of Year)	10-11

*
Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
    the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut

June 12, 2002

Trammell Crow Company
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Assets:
Investments, at fair value	$128,500,961	$120,680,824

Net assets available for benefits	$128,500,961	$120,680,824

The accompanying notes are an integral part of these financial statements.

Trammell Crow Company
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2001	2000
Additions to net assets attributed to:
Investment income:
Interest	$1,795,166	$1,686,670
Dividends	—	554,551
Net depreciation in fair value of investments	(9,992,767)	(11,841,795)

	(8,197,601)	(9,600,574)

Contributions:
Employer	7,067,135	6,369,348
Employee	20,971,894	20,784,015

	28,039,029	27,153,363

Total additions	19,841,428	17,552,789

Deductions from net assets attributed to:
Benefit payments	11,334,441	15,489,883
Transaction charge	50,326	43,530
Participant loans terminated due to withdrawal of participants	281,316	156,462

Total deductions	11,666,083	15,689,875
Change in forfeiture reserve, net	(355,208)	(322,075)

Net increase	7,820,137	1,540,839
Net assets available for benefits at beginning of year	120,680,824	119,139,985

Net assets available for benefits at end of year	$128,500,961	$120,680,824

The accompanying notes are an integral part of these financial statements.

Trammell Crow Company
Retirement Savings Plan
Notes to Financial Statements

1.    Description of Plan

        The following description of the Trammell Crow Company Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan established effective July 1, 1991 and most recently amended April 2, 2001. Effective January 1, 2001, all employees of Trammell Crow Company (the "Company") become eligible to participate immediately. Temporary employees become eligible to participate upon completing 1,000 hours of service. The Plan is subject to the provisions of ERISA.

  Contributions

        Participants may contribute an amount equal to not less than one percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, various pooled separate accounts, a Company common stock account and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

        The Company may make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of six percent of the participant's compensation. The Company may also make additional matching and discretionary non-elective contributions. Matching Company contributions, if any, are recorded in the same period in which the Company makes payroll deductions from the participants' earnings. Additional matching and discretionary non-elective contributions, if any, are recorded in the period made by the Company. The Company made no additional matching or non-elective discretionary contributions in 2001 and 2000.

        During 2001, the CIGNA Large Cap Value/Wellington Management Fund, the CIGNA Mid Cap Value/Wellington Management Fund and a CIGNA Self-Directed Account were added to the Plan's investment options.

        During 2000, the CIGNA Charter Guaranteed Government Securities Account, the Dodge & Cox Balanced Sheet Fund and the Franklin Balanced Sheet Fund were eliminated as investment options.

  Participant Accounts

        Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants' account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. The Plan administrator may grant credit for years of service with a previous employer or employers, provided that the employee was hired as a result of a purchase, merger or consolidation in which a group of employees was acquired. If an active participant dies or becomes totally disabled, as defined by the Plan agreement, prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

  Benefit Payments

        On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account or defer payment to a later date. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

  Participant Loans

        Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.75% to 10.50% and 8.75% to 10.50% for the years ended December 31, 2001 and 2000, respectively).

  Cash Equivalents

        Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2001 and 2000 are invested in the CIGNA Guaranteed Short-Term Account (formerly "CIGNA Charter Guaranteed Short-Term Account"), which is stated at fair value.

2.    Summary of Accounting Policies

  Method of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain reclassifications have been made to the 2000 amounts to conform with current year presentation.

  Investment Valuation

        Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant loans are stated at fair value. The Company common stock and investments held in the self-directed account are valued at their quoted market price.

3.    Investments

        Investments that represent five percent or more of the Plan's net assets are separately identified below.

	December 31,
	2001	2000
CIGNA Guaranteed Long-Term Account interest rates, 5.55%; 5.80%[1]	$32,464,782	$27,661,838
CIGNA Balanced I/Wellington Management Fund units, 251,164; 221,831[2]	9,205,144	8,329,742
CIGNA Fidelity Advisor Growth Opportunities Fund units, 370,264; 351,398	20,771,802	23,227,396
CIGNA PBHG Growth Fund units, 390,724; 342,052	9,682,135	12,946,687
CIGNA S&P 500® Index Fund units, 362,149; 333,280[3]	22,724,846	23,796,172
CIGNA Small Cap Value/Berger® Fund units, 654,479; 399,446[4]	12,376,193	6,195,411
CIGNA Templeton Growth Fund units, 443,113; 405,324	14,011,223	12,747,437

1
formerly "CIGNA Charter Guaranteed Long-Term Account"
2
formerly "CIGNA Charter Balanced Fund"
3
formerly "CIGNA Charter Large Company Stock Index Fund"
4
formerly "CIGNA Charter Small Company Stock—Value I Fund"

  Investment Performance

        During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2001	2000
General Accounts:
CIGNA Guaranteed Long-Term Account	$1,618,729	$1,480,281
CIGNA Charter Guaranteed Government Securities Fund	—	47,207

	1,618,729	1,527,488
Pooled Separate Accounts:
CIGNA Balanced I/Wellington Management Fund	(196,605)	45,036
CIGNA Fidelity Advisor Growth Opportunities Fund	(3,529,571)	(5,366,100)
CIGNA Large Cap Growth/Morgan Stanley Fund[5]	(394,156)	(470,809)
CIGNA Large Cap Value/Wellington Management Fund	2,785	—
CIGNA Mid Cap Value/Wellington Management Fund	18,151	—
CIGNA PBHG Growth Fund	(4,631,551)	(5,046,164)
CIGNA S&P 500® Index Fund	(3,034,044)	(2,358,974)
CIGNA Small Cap Value/Berger® Fund	1,808,329	637,734
CIGNA Templeton Growth Fund	87,916	269,869

	(9,868,746)	(12,289,408)
Mutual Funds:
Dodge & Cox Balance Sheet Fund	—	471,387
Franklin Balance Sheet Fund	—	376,448

	—	847,835
Company Common Stock:
Trammell Crow Company Common Stock	(126,451)	154,329
Self-Directed Account:
Interest Bearing Cash	174	—
Equity Investments	2,319	—
Mutual Funds	111	—

	2,604	—
Participant loans	176,263	159,182

Net decrease	$(8,197,601)	$(9,600,574)

5
formerly "CIGNA Charter Large Company Stock—Growth II Fund"

4.    Investment Contract with Insurance Company

        The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Guaranteed Long-Term Account, the Plan is credited with interest at the interest rates specified in the contract which ranged from 5.80% to 5.50% and was 5.80% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Long-Term Account for six months. For the plan's investment in the CIGNA Charter Guaranteed Government Securities Account, the Plan was credited with interest at a yield which averaged 4.85% for the year ended December 31, 2000. As discussed in Note 1, the CIGNA Charter Guaranteed Government Securities Account was eliminated as an investment option during 2000. As discussed in Note 2, the CIGNA Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value.

5.    Related-Party Transactions

        Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Trammell Crow Company, the Plan Sponsor, which also qualifies as a party-in-interest.

6.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.    Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated December 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    Reconciliation of Plan Financial Statements to the Form 5500

        Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.    Forfeitures

        The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated net of forfeitures used. Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $123,824 and $122,466 at December 31, 2001 and 2000, respectively, is available to offset Company contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2001 and 2000, Company cash contributions were offset by $368,222 and $332,623, respectively, from forfeited non-vested accounts.

10.  Life Insurance Policies

        Participants (or participants with a deferred account balance) who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company, an affiliated plan, may elect to transfer this policy to the Plan. These policies are owned by the Plan Trustees for the benefit of the participant insured. These policies are in a "paid up" status, and may be distributed or canceled at the participant's direction. Upon distribution of a participant's total vested account balance, this policy must also be distributed to the participant. These contracts are fully allocated to the insured participant's account. Premiums, if any, increase the value of the specific insured's insurance policy. Therefore these contracts are excluded from plan assets in the accompanying financial statements. In 2001 and 2000, these policies had a face value of $12,950,000.

11.  Subsequent Event

        Effective January 1, 2000, the Plan was amended and restated in its entirety.

Supplemental Schedule
Schedule I

Trammell Crow Company
Retirement Savings Plan
Schedule H—(Line 4i) Form 5500-Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Long-Term Account	N/A**	$32,464,782
*	Connecticut General Life Insurance Company	CIGNA Balanced I/Wellington Management Fund	N/A**	9,205,144
*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Growth Opportunities Fund	N/A**	20,771,802
*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Morgan Stanley Fund	N/A**	3,283,101
*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/Wellington Management Fund	N/A**	61,985
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Value/Wellington Management Fund	N/A**	186,469
*	Connecticut General Life Insurance Company	CIGNA PBHG Growth Fund	N/A**	9,682,135
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	N/A**	22,724,846
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger® Fund	N/A**	12,376,193
*	Connecticut General Life Insurance Company	CIGNA Templeton Growth Fund	N/A**	14,011,223
*	National Financial Services Corporation	Trammell Crow Company Common Stock	N/A**	1,642,343
*	Plan Participants	Participant Loans	N/A**	1,900,119
*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Account)	N/A**	15,141

				128,325,283

	Temporary Investments
*	Connecticut General Life Insurance Company	Interest Bearing Cash	N/A**	$116,833

	Equity Investments
*	Connecticut General Life Insurance Company	Americredit Corp. Common Stock	N/A**	$6,310
*	Connecticut General Life Insurance Company	AOL Time Warner, Inc. Common Stock	N/A**	6,420
*	Connecticut General Life Insurance Company	Cisco Systems, Inc. Common Stock	N/A**	3,622
*	Connecticut General Life Insurance Company	Fannie Mae Common Stock	N/A**	7,950
*	Connecticut General Life Insurance Company	Home Depot, Inc. Common Stock	N/A**	5,101
*	Connecticut General Life Insurance Company	Sun Microsystems, Inc. Common Stock	N/A**	1,230
*	Connecticut General Life Insurance Company	Texas Instruments, Inc. Common Stock	N/A**	4,200
	Connecticut General Life Insurance Company	Wal-Mart Stores, Inc. Common Stock	N/A**	5,755
*	Connecticut General Life Insurance Company	Walt Disney Co. Common Stock	N/A**	4,144

				44,732

	Mutual Funds
*	Connecticut General Life Insurance Company	Doge & Cox Balance Fund Mutual Fund	N/A**	11,477
*	Connecticut General Life Insurance Company	Janus Growth & Income Fund Mutual Fund	N/A**	2,636

				14,113

	Total Assets Held by CIGNA Representing the Self-Directed Account			175,678

	Total Assets			$128,500,961

*
Indicates an identified person known to be a party-in-interest to the Plan.
**
Cost information has been omitted for participant directed investments.

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

Date: June 28, 2002	TRAMMELL CROW COMPANY RETIREMENT SAVINGS PLAN
	By:	TRAMMELL CROW COMPANY, PLAN SPONSOR
By:
/s/ J. CHRISTOPHER KIRK J. Christopher Kirk Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
*23.1	Consent of PricewaterhouseCoopers LLP

*
Filed herewith.

QuickLinks

  Trammell Crow Company Retirement Savings Plan Financial Statements and Supplemental Schedule December 31, 2001 and 2000
  Trammell Crow Company Retirement Savings Plan Index
Report of Independent Accountants
  Trammell Crow Company Retirement Savings Plan Statements of Net Assets Available for Benefits
  Trammell Crow Company Retirement Savings Plan Statements of Changes in Net Assets Available for Benefits
  Trammell Crow Company Retirement Savings Plan Notes to Financial Statements
  Supplemental Schedule Schedule I
  Trammell Crow Company Retirement Savings Plan Schedule H—(Line 4i) Form 5500-Schedule of Assets (Held at End of Year) December 31, 2001
SIGNATURES
INDEX TO EXHIBITS